UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2026

Commission File Number 001-40504

Nexxen International Ltd.

(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

New Interim Chairperson of the Board of Directors

Nexxen International Ltd. (the “Company”) hereby reports that the Board of Directors (the “Board”) appointed Mr. Neil Jones, a member of the Board, as interim Chairperson of the Board, effective immediately. Mr. Jones is replacing Mr. Chirstopher Stibbs, whose term of office expired at the Company’s 2026 Annual General Meeting of Shareholders on September 29, 2026. Mr. Stibbs did not stand for reelection at the meeting.

A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 herewith.

Exhibit No.	Description
99.1	Company Press Release dated October 12, 2026, titled “Nexxen Announces Updates to its Board of Directors”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexxen International Ltd.

By:	/S/ SAGI NIRI
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: October 12, 2026